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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 Amendment No. 4
                                       to
                                  SCHEDULE 13D

                                 ---------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           Bucyrus International, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    118902105
                                 (CUSIP Number)

                                 ---------------

                            J. Andrew Rahl, Jr. Esq.
                           Anderson Kill & Olick, P.C.
              1251 Avenue of the Americas, New York, NY 10020-1182
                                 (212) 278-1469
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 21, 1997
             (Date of Event which Requires Filing of this Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 118902105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jackson National Life Insurance Company
         38-1659835

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
         Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER - 4,228,382

8.       SHARED VOTING POWER - 4,228,382

9.       SOLE DISPOSITIVE POWER - 4,228,382

10.      SHARED DISPOSITIVE POWER - 4,228,382

11.      AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING
         PERSON - 4,228,382

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.14%

14.      TYPE OF REPORTING PERSON*
         Life Insurance Company (IC)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                                   ATTESTATION

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                                  SCHEDULE 13D

CUSIP No. 118902105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PPM America, Inc.
         36-3714794

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Conversion of pre-bankruptcy debt and equity obligations to post-bankruptcy equity in reorganized Issuer pursuant to a Plan of Reorganization. (00).

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER - 4,228,382

8.       SHARED VOTING POWER - 4,228,382

9.       SOLE DISPOSITIVE POWER - 4,228,382

10.      SHARED DISPOSITIVE POWER - 4,228,382

11.      AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING
         PERSON - 4,228,382

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.14%

14.      TYPE OF REPORTING PERSON*
         Investment Adviser (IA)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                                   ATTESTATION

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                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  This Amendment relates to the Schedule 13D dated December 23, 1994 ("Original Schedule 13D"), as amended by Amendment No. 1 thereto dated April 10, 1995 ("First Amendment"), Amendment No. 2 thereto dated April 18, 1996 ("Second Amendment") and Amendment No. 3 thereto dated August 5, 1997 ("Third Amendment"), each filed by Jackson National Life Insurance Company ("JNL") and PPM America, Inc. ("PPM America") relating to the common stock, par value $.01 per share ("Common Stock"), of Bucyrus International, Inc. (the "Issuer"). Notwithstanding this Amendment No. 4, the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment speak as of their respective dates. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 of the Original Schedule 13D, as amended by the First Amendment, Second Amendment and Third Amendment, is hereby amended and restated in its entirety as follows:

                  Except as otherwise described herein, the reporting persons acquired the shares of Common Stock described in Item 5 of the Original Schedule 13D for investment purposes.

                  Except as otherwise described herein, the reporting persons presently do not intend to acquire additional shares of Common Stock in the open market or through privately negotiated transactions.

The Merger

                  As disclosed in the Issuer's press release dated August 21, 1997, Bucyrus Acquisition Corp. (the "Purchaser"), American Industrial Partners Acquisition Company, LLC (the "Parent"), each an affiliate of American Industrial Partners Capital Fund II, L.P., have entered into a merger agreement (the"Merger Agreement") with the Issuer, a copy of which is attached hereto as
Exhibit 2, providing for the acquisition of the Issuer by the Purchaser (the "Merger"). Under the terms of the Merger Agreement, the Purchaser will make a cash tender offer (the "Offer"), to acquire all of the shares of Common Stock of the Issuer at a price of $18 per share. The transaction is subject to shareholder approval, if necessary, regulatory approvals and the purchase of shares of Common Stock in the Offer by the Purchaser.


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Stockholder Agreement

                  In connection with the execution of the Merger Agreement, JNL, the Parent and the Purchaser entered into a Stockholder Agreement, dated as of August 21, 1997, (the "Stockholder Agreement"), pursuant to which and subject to the terms thereof, JNL agreed to tender, or cause to be tendered, all shares of Common Stock owned by JNL (the "Shares") into the Offer. In the Stockholder Agreement, JNL represented that it owns, in the aggregate, 4,228,382 Shares and $63,963,000 in principal amount of the Company's 10.5% Secured Notes due September 14, 1999 (the "Secured Notes").

                  The following description of the Stockholder Agreement does not purport to be complete and is qualified by reference to the text of the Stockholder Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings set forth in the Stockholder Agreement.

                  Pursuant to the Stockholder Agreement, JNL has agreed that it will tender its Shares into the Offer promptly, and in any event no later than the fifth business day following the commencement of the Offer, and that it will not withdraw any Shares so tendered. The Purchaser has agreed to purchase all of the Shares so tendered at $18.00 per Share, or such higher price per Share as may be offered by the Purchaser in the Offer; provided that the Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex I thereto.

                  Further, pursuant to the Stockholder Agreement, JNL has granted to the Parent during the term of the Merger Agreement an irrevocable proxy to vote the Shares, or grant a consent or approval in respect of the Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

                  During the term of the Stockholder Agreement, JNL has agreed that it will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, the Shares or the Secured Notes held by it or any interest therein, (ii) except as provided in the Stockholder Agreement, grant any proxy, power of attorney or other authorization or consent in or with respect to the Shares or Secured Notes, (iii) deposit the Shares or Secured Notes in any voting trust or enter into any voting agreement or arrangement with respect to the Shares or Secured Notes, or (iv) take any other action with respect to the Shares or Secured Notes that would in any way restrict, limit or interfere with the


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performance of its obligations pursuant to the Stockholder Agreement; provided, however, that JNL may transfer all or a portion of the Shares or Secured Notes to a person or entity who, by written instrument reasonably acceptable in form and substance to the Parent, agrees to be bound by each of the terms of the Merger Agreement. In addition, JNL, the Parent and the Purchaser have agreed that (i) JNL will notify the Purchaser of any inquiry JNL receives which might lead to an acquisition of the Company by a third party; and (ii) JNL will waive, if requested, the provisions of the Indenture relating to the prior notice of redemption of the Secured Notes, or will immediately following consummation of the Senior Notes Offering (as hereinafter defined) and subject to being indemnified by the Parent and Purchaser, sell its Secured Notes to the Company at face value plus accrued interest from June 30, 1997 through the date of purchase.

                  The Stockholder Agreement shall terminate upon the earlier of
(a) the date (the "Termination Date") that is six months following the date upon which the Merger Agreement is terminated in accordance with its terms, or (b) the Effective Time, provided that certain provisions specified in the Stockholder Agreement will survive such termination. Neither party has any other unilateral right to terminate the Stockholder Agreement.

                  In the Stockholder Agreement, JNL has granted to the Parent an irrevocable option (the "Purchaser Option") to purchase the Shares at a purchase price of $18.00 per Share (the "Exercise Price"). The Parent's ability to exercise the option is contingent upon the occurrence of certain events. At any time or from time to time prior to the Termination Date, the Parent (or its designee) may exercise the Purchaser Option, in whole but not in part, if on or after the date thereof any Third Party (as defined therein) shall have taken certain defined steps that could evidence, lead to or result in the acquisition of or exercise of control over the Company. Notwithstanding any other provision of the Stockholder Agreement, in the event that the Merger Agreement is terminated and at any time prior to the Termination Date, a person other than the Parent or any of its affiliates acquires a majority of the outstanding Shares at a price higher than the Exercise Price (an "Alternative Transaction"), then the Parent shall promptly either reduce the number of Shares subject to the Purchaser Option, pay cash to JNL or do both such that the actual Total Profit realized or to be realized by the Parent upon the consummation of an Alternative Transaction does not exceed 50% of the Total Profit that the Parent would otherwise realize had it not taken the foregoing actions; provided, that, in the event that the Parent elects to reduce the number of Shares subject to the Purchaser Option, there shall be pending, at the time the Parent makes such election, a transaction involving the Company that, if consummated, would allow JNL to dispose of any remaining Shares that would not otherwise be purchased by the Parent upon the


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exercise of the Purchaser Option. As used in the Stockholder Agreement, the term
"Total Profit" shall mean the aggregate amount (before taxes) of the net cash amounts and the fair market value (as reasonably determined by a nationally recognized investment banking firm acceptable to each of the Parent and JNL or, if one cannot be agreed upon, by Salomon Brothers, Inc.) of all other forms of consideration received or to be received by the Parent pursuant to the sale of the aggregate number of Shares subject to the Purchaser
Option (or any other securities into which such Shares are converted or exchanged) in any Alternative Transaction, less the aggregate Exercise Price of all of such Shares. In the event that the Parent or the Purchaser pays a price higher than $18.00 per Share for Shares tendered into the Offer, the Exercise Price shall be increased to equal such higher price.

                  The Stockholder Agreement prohibits JNL from entering into discussions with third parties to engage in extraordinary corporate transactions involving the Issuer or the sale or transfer of a material amount of assets of the Issuer or its subsidiaries.

                  The reporting persons believe that the terms of the proposed transactions contemplated by the Merger Agreement and the Stockholder Agreement will allow JNL to continue to pursue its pending actions against Mikael Salovaara, the South Street group of investment funds, the law firm of Milbank, Tweed, Hadley & McCloy ("Milbank") and others with respect to the Issuer.

Joint Prosecution Agreement

                  Contemporaneously with the execution of the Stockholder Agreement, the Issuer and JNL entered into the Joint Prosecution Agreement (the "Joint Prosecution Agreement") attached as Exhibit 4 hereto and incorporated herein by reference, relating to various claims the Issuer and JNL have or may have resulting from the Issuer's reorganization in 1994 under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Reorganization") against Milbank for disgorgement of fees (the "Disgorgement Claim") and other possible claims (collectively, the "Milbank Claims"). The Issuer and JNL have agreed that, effective September 1, 1997, they will jointly prosecute the Milbank Claims in their respective names (the "Joint Prosecution"). All proceeds resulting from the Joint Prosecution will be allocated as follows: (i) first, to pay, or to reimburse the prior payment of, all bona fide party costs, expenses and liabilities incurred in connection with the Joint Prosecution including, without limitation, the reasonable fees and disbursements of counsel and other professional advisors, which are to be advanced by JNL; (ii) the next $8.675 million of proceeds from the Milbank Claims, if any, will be paid to JNL, provided that the Issuer will retain ten percent of the proceeds of the Disgorgement Claim, if any, and will direct payment to JNL of the balance of such proceeds; and (iii) all additional proceeds of the Milbank Claims will be divided equally between JNL and the Issuer. The Joint Prosecution Agreement also provides that the Issuer will receive


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the benefit of any reduction of any obligation it may have to pay Milbank's outstanding fees, if any.

                  JNL and the Issuer have agreed that JNL may, in its discretion and after consultation with the Issuer, direct the prosecution of the Milbank Claims in a manner which JNL reasonably deems necessary to minimize the cost and expense of such prosecution; provided, that JNL and the Issuer will vigorously prosecute the Milbank Claims and defend any Milbank counterclaim for outstanding fees. JNL will indemnify the Issuer in respect of any liability resulting from the Joint Prosecution other than in respect of legal fees and expenses incurred prior to September 1, 1997. The Joint Prosecution Agreement will continue in force irrespective of whether the Merger is consummated.

Settlement Agreement

                  During the pendency of the Chapter 11 Reorganization, JNL filed a claim (the "503(b) Claim") against the Issuer with the United States Bankruptcy Court, Eastern District of Wisconsin ("Bankruptcy Court") for reimbursement of approximately $3.3 million of professional fees and disbursements incurred in connection with the Chapter 11 Reorganization pursuant to Section 503(b) of the Bankruptcy Code. By order dated June 3, 1996, the Bankruptcy Court awarded JNL the sum of $500. JNL appealed the decision to the United States District Court for the Eastern District of Wisconsin. On June 26, 1997, the District Court denied the appeal as moot but returned the matter to the Bankruptcy Court for further proceedings with leave to appeal again after further determination of the Bankruptcy Court. On July 11, 1997, JNL moved the Bankruptcy Court for relief from the final judgment entered on the 503(b) Claim. Pursuant to a Settlement Agreement between the Issuer and JNL dated as of August 21, 1997, attached as Exhibit 5 hereto and incorporated herein by reference, subject to Bankruptcy Court approval, JNL will settle and release the Issuer from the 503(b) Claim in consideration of the payment to JNL by the Issuer of $200,000.

Acquisition of Additional Shares

                  In addition, the reporting persons continue to anticipate that JNL may acquire additional shares of Common Stock pursuant to the terms of the Plan. As discussed in Item 3 of the Original Schedule 13D, pursuant to Section 3.09(b)(ii) of the Plan, any recovery of cash or property obtained by or on behalf of the Issuer with respect to any Cause of Action against a Non-Released Person which arose prior to February 18, 1994 shall constitute a distribution on JNL's claim as the holder of the Bucyrus Resettable Senior Notes. Accordingly, pursuant to


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Section 3.09(b)(ii) of the Plan, JNL may be entitled from time to time after the date of this filing to receive additional shares of Common Stock. Specifically, JNL is vigorously pursuing as a representative of Holdings' and Bucyrus' bankruptcy estates claims, rights and Causes of Action against South Street Corporate Recovery Fund I, L.P., South Street Leveraged Corporate Recovery Fund, L.P., South Street Corporate Recovery Fund I (International), L.P., Greycliff Partners, Ltd. and their respective successors, predecessors and other related parties, including Mikael Salovaara and Alfred Eckert, each in its or his capacity as a Non-Released Person ("Claims Against Non-Released Persons"). At this time, the reporting persons believe it is premature and speculative to estimate the number of shares which would be received by JNL if JNL were to be wholly or partially successful in pursuing such claims.

                  The reporting persons may in the future seek in open market or privately negotiated transactions to acquire additional shares of Common Stock or to dispose of all or a portion of Common Stock covered by this Schedule 13D. The reporting persons may from time to time consider or discuss with third parties the disposition of some or all of such shares of Common Stock. In making any decision whether to acquire or dispose of shares of Common Stock, in addition to the other considerations discussed herein, the reporting persons will consider various factors, including, among other things, the Issuer's financial condition, business and prospects, the price at which such securities are trading and the nature of other opportunities available. Any additional shares of Common Stock which JNL acquires will be subject to the terms and conditions of the Stockholder Agreement.

General

                  On August 25, 1997, the Issuer acquired certain assets of as subsidiary of Global Industrial Technologies, Inc. ("Global"), The Marion Power Shovel Company, and certain subsidiaries and divisions of Global that represent Global's surface mining equipment business in Canada, Australia, and South Africa. In connection with the Marion acquisition, the Issuer obtained a $45 million bridge loan from the PPM America Special Investments Fund, L.P., an affiliate of the reporting persons, to fund the purchase of the business and assets of Marion. The maturity date of such Bridge Loan is 180 days from the closing date of such loan.

                  The corporate governance issues described in paragraphs 5 through 11 of the Original Schedule 13D ceased to be applicable as of the annual meeting of stockholders of the Issuer held April 30, 1997 (the "1997 Annual Meeting"). On March 5, 1997, the Board, acting pursuant to Section 4.2 of the Restated Bylaws of the Issuer, adopted a resolution establishing the number of directors at seven, effective as of the date of the 1997 Annual Meeting. At such 1997 Annual Meeting, seven directors were elected to hold office until the 1998 annual meeting of


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shareholders of the Issuer and until their successors are duly elected and qualified. Effective April 30, 1997, the Board of Directors of the Issuer appointed Armour F. Swanson as the NonExecutive Chairman of the Issuer's Board of Directors, replacing F. John Stark III, who continued to serve as a Director.

                  Of the directors elected at the 1997 Annual Meeting, Russell
W. Swansen and F. John Stark III were reelected. Such individuals are also directors and officers of PPM, which is the investment advisor to JNL (the "JNL Directors"). Accordingly, JNL or PPM may be deemed to have the ability to influence the Issuer's Board of Directors and the JNL Directors may be deemed to participate, together with other members of the Issuer's Board of Directors, in the management of the Issuer. The JNL Directors, in their capacity as members of the Board of Directors, will necessarily consider proposals from time to time regarding the business and affairs of the Issuer, possibly including matters of the nature enumerated in clauses (a) through (j), inclusive, of Item 4 of
Schedule 13D. If any such matter is presented to the Issuer's Board of Directors, the JNL Directors intend to act thereon in accordance with their business judgment at such time.

                  Consummation of the transactions contemplated by the Merger Agreement could result in a change in the present Board of Directors or management of the Issuer. The terms of the Merger Agreement may also, among other things, have the effect of (i) impeding the acquisition of control of the Issuer by any person other than the Purchaser, (ii) causing the Issuer's Common Stock to be delisted from a national securities exchange or cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association, or (iii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

                  Except as aforesaid, neither JNL, PPM America, Brooke, PPM Ltd. or Prudential, nor to the best of their knowledge, any of the directors or executive officers of any of them, presently has plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

                  The reporting persons may take any other action with respect to the Issuer and its securities in any manner permitted by law.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Original Schedule 13D is hereby amended to add the following paragraphs:

                  The disclosure provided in Item 4 hereof with respect to the Merger Agreement and the Stockholder Agreement is incorporated in this Item 6 by reference.

ITEM 7.  EXHIBITS.

                  (1)      Issuer's Press Release dated August 21, 1997.

                  (2) Merger Agreement dated as of August 21, 1997 among the Parent, the Purchaser and the Issuer (incorporated by reference from exhibit 1 to the Issuer's Schedule 14D-9 dated August 26, 1997).

                  (3) Stockholder Agreement dated as of August 21, 1997 between the Purchaser and JNL.

                  (4) Joint Prosecution Agreement dated as of August 21, 1997 between the Issuer and JNL.

                  (5) Settlement Agreement dated as of August 21, 1997 between the Issuer and JNL.


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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 27, 1997

                                          JACKSON NATIONAL LIFE
                                                   INSURANCE COMPANY

                                          By:    /s/ F. John Stark, III
                                              ------------------------------
                                              Name:  F. John Stark, III
                                              Title: Attorney-in-fact

                                          PPM AMERICA, INC.

                                          By:    /s/ F. John Stark, III
                                              ------------------------------
                                              Name:  F. John Stark, III
                                              Title: Senior Vice
                                                     President and
                                                     General Counsel





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